Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: September 25, 2007

On September 25, 2007, The Royal Bank of Scotland issued the following press release:

25th September 2007

RBS To Locate Global Banking Operations Centre In Amsterdam

“Amsterdam will be a key financial centre for the RBS Group and host a new Global Banking Operations Centre” — Johnny Cameron

The Royal Bank of Scotland Group today announced that it would locate a new Global Banking Operations Centre in Amsterdam as part of its investment in the Netherlands if the RBS-led consortium banks are successful in completing their bid to acquire ABN AMRO.

The centre will act as a hub for the enlarged RBS Group’s international cash management and Euro-currency processing.

Commenting on the investment plans, Chief Executive RBS Corporate Markets Mr Johnny Cameron said:

“Amsterdam is one of the most attractive business locations in Europe and one of the world’s leading financial centres. As the Government’s recently launched Action Plan noted, ‘the Netherlands has always been a financial centre with international character’. That both attracts and impresses us and we support the wider aim to develop the Netherlands as a financial centre of excellence.”

“The proposed transaction with ABN AMRO would give RBS the opportunity to grow our presence in the Netherlands which we intend to do significantly. Along with many other advantages, it would give us access to a pool of very talented people with a range of specialist international banking skills and a high quality technology infrastructure.

“If we are successful, the combination of RBS and ABN AMRO, would create a platform for growth in Amsterdam. The first stage in this process is to locate a new Global Banking Operations Centre in Amsterdam.

“The new centre would form the hub for a number of functions critical for the success of the combined RBS/ABN AMRO group. The new centre is expected to become the base for:

•                  The international cash management and Euro-clearing activities for the combined RBS/ABN AMRO group worldwide, and be a centre of excellence for Euro-denominated Treasury functions.

Group Media Relations Tel: +44 131 523 4205 Fax: +44 131 626 3147 Email: mediarelations@rbs.co.uk Web: http://www.rbs.com
Head Office RBS Gogarburn PO Box 1000, Edinburgh, EH12 1HQ +44 (0) 131 556 8555
Registered in Scotland No 45551 Authorised and regulated by The Financial Services Authority

•                  A key component of RBS Euro-denominated middle and back office activities, supporting the enlarged RBS Global Banking & Markets business and complementing its existing global operating model.

“RBS’s aim is to become the leading Euro payments organisation run from Amsterdam. The advent of the Single Euro Payments Area and the proposed combination of our two organisations creates a significant opportunity to achieve this.

“Taken together this means that we anticipate growing and investing from a Dutch base and with a Dutch staff population that is extremely attractive to us”.

Notes to Editors:

Johnny Cameron is Chief Executive of Corporate Markets at RBS Group (since 2001) and was appointed to the Group Board in March 2006. He joined RBS from Dresdner Kleinwort Benson in 1998. In 2000 he was appointed Deputy Chief Executive of Corporate Banking & Financial Markets (CBFM) with responsibility for the integration of the NatWest and RBS Corporate Banking businesses.

Global Banking & Markets (GBM) is part of the Corporate Markets division of RBS. It is a leading banking partner to major corporations and financial and governmental institutions around the world. It provides a full range of debt financing, risk management and investment services.

What the deal would create: The combination of ABN AMRO and the GBM business of RBS would create the number 1 Corporate and Institutional Bank in Europe by client numbers, top 5 in North America and in Asia Pacific (ex Japan). The combined business rankings (2006 data) would include:

• Number 1 book-runner globally in All International Bonds

• Number 1 for Euro denominated bonds

• Number 1 Global Project Finance Mandated Lead Arranger

• Number 5 in Asia Pacific Syndicated Loans, Number 7 in the United States.

• Number 3 in Foreign Exchange globally

• Number 5 in International Cash Management

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

The terms “Consortium” and “Transitional Plan” are as defined in the Supplemental Consortium and Shareholders’ Agreement dated 17 September 2007.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes a preliminary version of the prospectus, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.